UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):

☐ Form 10-K ☐ Form 20-F ☐ Form 11-K

☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR For

Period Ended: June 30, 2026

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

BIOMX INC.

Full Name of Registrant

N/A

Former Name if Applicable

850 New Burton Road, Suite 201

Address of Principal Executive Office (Street and Number)

Dover, DE 19904

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b- 25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(C)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant could not complete the filing of its Quarterly Report on Form 10-Q for the quarter ended June 30, 2026 within the prescribed time period without unreasonable effort or expense which delay could not be eliminated by the Registrant without unreasonable effort and expense. Additional time is required to complete the preparation and review of the Registrant’s financial statements and related disclosures for the quarter, principally because (i) key internal accounting personnel of the Registrant have been unexpectedly unavailable due to a personal emergency, (ii) additional time is required to finalize the accounting for, and the disclosures relating to, the acquisitions of a controlling interest in Dr. Frucht Systems Ltd. and of ZorroNet Ltd. completed in April 2026, including the related purchase price allocations, fair value measurements, and related party matters, and (iii) the Registrant’s change in independent registered public accounting firm effective July 1, 2026 has required additional time for the Registrant’s new independent registered public accounting firm to complete its review procedures for the quarter. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, Registrant will file its Quarterly Report on Form 10-Q no later than the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael Oster	972	52 437 4900
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates significant changes in its results of operations for the three and six months ended June 30, 2026 as compared to the corresponding periods of 2025, principally as a result of: (i) the consolidation of Dr. Frucht Systems Ltd. and ZorroNet Ltd. following the acquisitions completed in April 2026; (ii) non-cash items associated with acquisition-related financial instruments, including changes in the fair value of warrants and other financial instruments measured at fair value and a day-one loss recognized upon entering into certain of such instruments; (iii) a gain recognized upon the deconsolidation of a subsidiary; and (iv) changes in operating expenses following the wind-down of the Company’s legacy phage therapy programs. Because the Company’s financial statements for the periods have not been finalized, the Company is unable to provide a reasonable quantitative estimate of the anticipated changes without unreasonable effort.

A reasonable quantitative estimate of the foregoing changes is not provided at this time because the Company’s period-end financial close, including the accounting for the Series Y financing , has not been completed as of the date of this notification.

BIOMX `INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2026	By:	/s/ Michael Oster
Michael Oster
	Title:	Chief Executive Officer

4